**MEMORANDUM OF AGREEMENT**
RE: CABALLO BLANCO COPPER PROJECT, VERACRUZ, MEXICO

February 5, 2010

If Goldgroup Resources Inc. (Goldgroup) acquires indirectly, through the purchase of Topco Shares in accordance with a Share Purchase Agreement dated as of November 23, 2009, NGEx Resources Inc.'s ("NGex") option to acquire NGex's interest in Almaden Minerals Ltd.'s ("Almaden") Caballo Blanco project (the "Option"), Almaden and Goldgroup shall form a joint venture or incorporate a new company (in either, "Newco"), the interests or shares of which to be owned 60% by Almaden and 40% by Goldgroup. Newco will hold a 100% interest in the mineral title of the area defined graphically in the attached Schedule A (the "JV Property"). Newco will be operated by Almaden. Almaden and Goldgroup agree to each fund Newco in proportion to their respective interests, with up to US$500,000 in aggregate. If Goldgroup does not exercise or abandons the Option, Goldgroup will immediately transfer 50% of its interest in Newco to Almaden. Any royalty or other payment dependent on production in favour of NGex created under the agreement assigning the Option shall be payable only out of Goldgroup's-portion of payments received from production of the JV Property or from Goldgroup's portion of the proceeds of production from the property under the assigned Option and shall in no way reduce the NSR royalty payable to Yolanda Alvarez Gudini, et al under the Option.

This Memorandum of Agreement will not otherwise affect Goldgroup's remaining rights under the Option.

Almaden hereby consents to the assignment and transfer of by NGex's interest the Option to Goldgroup.

The parties agree to negotiate a definitive agreement governing the operations of Newco in due course.

This Memorandum constitutes a valid and binding agreement among Almaden Minerals Ltd., Goldgroup Resources Inc., and NGex Resources Inc.

**Almaden Minerals Ltd.**

Morgan J. Poliquin
President and CEO

**Goldgroup Resources Inc.,**

Gregg J. Sedun
Executive Chairman

**NGEx Resources Inc.**

Wojtek A. Wodzicki
President and CEO

Schedule A


Explanation
JV Property
NORTH
0
1
2
Kilometers
Canadian Gold Hunter Corp.
Minera Cardel S.A. de C.V.
Caballo Blanco Project
Property Map
Silt & Rock Sampling
Cu (by Minera Cardel)
Fig.